082-03327

INTERIM REPORT

07027101

SUPPL

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

SCMP Group Limited

Interim Results

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2007 as follows:

Condensed Consolidated Balance Sheet

	Notes	**(Unaudited) 30 June 2007 HK$'000**	(Audited) 31 December 2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	3	**552,510**	566,953
Investment properties		**773,800**	773,800
Lease premium for land		**32,099**	32,609
Intangible assets		**33,024**	34,920
Interests in associates		**58,005**	53,169
Available-for-sale financial assets		**207,596**	208,516
Defined benefit plan's assets		**43,709**	39,611
		1,700,743	1,709,578
Current assets			
Inventories		**26,977**	29,252
Accounts receivable	4	**258,457**	281,771
Prepayments, deposits and other receivables		**14,924**	17,028
Cash and bank balances		**212,300**	255,306
		512,658	583,357
Total assets		**2,213,401**	2,292,935
EQUITY			
Capital and reserves			
Share capital	5	**156,095**	156,095
Reserves		**1,578,638**	1,523,737
Proposed dividend		**124,876**	202,923
		1,703,514	1,726,660
Shareholders' funds		**1,859,609**	1,882,755
Minority interests		**18,948**	11,832
Total equity		**1,878,557**	1,894,587
LIABILITIES			
Non-current liabilities			
Long-term bank loan, unsecured		**17,000**	17,000
Deferred income tax liabilities		**109,422**	111,833
		126,422	128,833
Current liabilities			
Accounts payable and accrued liabilities	6	**114,031**	149,881
Subscriptions in advance		**18,408**	23,037
Current income tax liabilities		**56,806**	81,672
Short-term bank loan, unsecured		**2,060**	1,990
Bank overdraft, secured		**17,117**	12,935
		208,422	269,515
Total liabilities		**334,844**	398,348
Total equity and liabilities		**2,213,401**	2,292,935
Net current assets		**304,236**	313,842
Total assets less current liabilities		**2,004,979**	2,023,420

Condensed Consolidated Income Statement

	Notes	(Unaudited) For the six months ended 30 June 2007 HK$'000	2006 HK$'000 (Restated)
Revenue	2	**632,860**	583,167
Other income		**2,091**	2,150
Staff costs		**(191,001)**	(180,594)
Cost of production materials		**(88,271)**	(86,040)
Rental and utilities		**(21,541)**	(16,920)
Depreciation and amortisation		**(29,149)**	(32,434)
Advertising and promotion		**(16,821)**	(16,015)
Other operating expenses		**(71,674)**	(73,034)
Gain on disposal of available-for-sale financial assets		**1,370**	–
Operating profit		**217,864**	180,280
Net interest income	8	**3,163**	622
Share of profits of associates		**943**	2,895
Profit before income tax		**221,970**	183,797
Income tax expense	9	**(39,710)**	(33,202)
Profit for the period		**182,260**	150,595
Attributable to:			
Shareholders		**175,000**	146,530
Minority interests		**7,260**	4,065
		182,260	150,595
Dividend			
Proposed interim dividend of HK8 cents per share (2006: HK6 cents per share)	10	**124,876**	93,657
Earnings per share			
Basic and diluted	11	**11.21 cents**	9.39 cents

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2007

	(Unaudited) Attributable to shareholders								
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investments revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2006	197,066	865,672	93,216	3,624	(35,938)	596,864	1,720,504	10,406	1,730,910
Available-for-sale financial assets									
– Fair value gain taken to equity	–	–	24,716	–	–	–	24,716	–	24,716
Exchange differences on consolidation	–	–	–	–	3,189	–	3,189	22	3,211
Net income recognised directly in equity	–	–	24,716	–	3,189	–	27,905	22	27,927
Profit for the period	–	–	–	–	–	146,530	146,530	4,065	150,595
Total recognised income for the period	–	–	24,716	–	3,189	146,530	174,435	4,087	178,522
Dividends	–	–	–	–	–	(156,095)	(156,095)	–	(156,095)
Balance at 30 June 2006	197,066	865,672	117,932	3,624	(32,749)	587,299	1,738,844	14,493	1,753,337
Balance at 1 January 2007	**197,066**	**865,672**	**159,802**	**3,624**	**(29,105)**	**685,696**	**1,882,755**	**11,832**	**1,894,587**
Available-for-sale financial assets									
– Fair value gain taken to equity	**–**	**–**	**19**	**–**	**–**	**–**	**19**	**–**	**19**
– Transfer to profit or loss on disposal	**–**	**–**	**(1,218)**	**–**	**–**	**–**	**(1,218)**	**–**	**(1,218)**
Exchange differences on consolidation	**–**	**–**	**–**	**–**	**5,976**	**–**	**5,976**	**(144)**	**5,832**
Net income recognised directly in equity	**–**	**–**	**(1,199)**	**–**	**5,976**	**–**	**4,777**	**(144)**	**4,633**
Profit for the period	**–**	**–**	**–**	**–**	**–**	**175,000**	**175,000**	**7,260**	**182,260**
Total recognised income for the period	**–**	**–**	**(1,199)**	**–**	**5,976**	**175,000**	**179,777**	**7,116**	**186,893**
Dividends	**–**	**–**	**–**	**–**	**–**	**(202,923)**	**(202,923)**	**–**	**(202,923)**
Balance at 30 June 2007	**197,066**	**865,672**	**158,603**	**3,624**	**(23,129)**	**657,773**	**1,859,609**	**18,948**	**1,878,557**

Condensed Consolidated Cash Flow Statement

	(Unaudited) For the six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Net cash generated from operations	**226,969**	191,314
Hong Kong profits tax paid	**(66,724)**	(49,865)
Overseas tax paid	**(264)**	–
Net cash generated from operating activities	**159,981**	141,449
Net cash used in investing activities	**(3,417)**	(3,557)
Net cash inflow before financing activities	**156,564**	137,892
Cash flows from financing activities		
Dividend paid	**(202,923)**	(156,095)
Interest paid	**(829)**	(1,760)
Net cash used in financing activities	**(203,752)**	(157,855)
Net decrease in cash and cash equivalents	**(47,188)**	(19,963)
Cash and cash equivalents at 1 January	**242,371**	174,736
Cash and cash equivalents at 30 June	**195,183**	154,773

Notes to the financial statements

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006.

Certain comparative figures in the income statement for the six months ended 30 June 2006 have been reclassified to conform to current period's presentation. This reclassification had no impact to the results of the Group for the six months ended 30 June 2006.

HKICPA has issued a number of new standards, amendments to standards and interpretations that are effective for accounting periods beginning on or after 1 January 2007. The Group has carried out an assessment of these standards, amendments and interpretations and considered that they have no significant impact on these interim financial statements.

2. Segment information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's revenue and contribution to operating profit by principal activity:

	(Unaudited) Revenue for the six months ended 30 June		**(Unaudited) Contribution to operating profit for the six months ended 30 June**	
	2007 HK$'000	2006 HK$'000	**2007 HK$'000**	2006 HK$'000 (Restated)
Newspapers, magazines and other publications	**613,270**	561,099	**210,208**	174,320
Investment properties	**8,921**	8,692	**6,754**	6,346
Video and film post-production	**9,393**	10,278	**128**	(1,434)
Music publishing	**1,276**	3,098	**774**	1,048
Total	**632,860**	583,167	**217,864**	180,280

3. Property, plant and equipment

	(Unaudited)			
	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2007				
Cost or valuation	308,868	1,018,489	779	1,328,136
Accumulated depreciation and impairment losses	(81,031)	(680,099)	(53)	(761,183)
Net book value at 1 January 2007	227,837	338,390	726	566,953
Additions	–	3,456	6,998	10,454
Depreciation	(3,244)	(21,604)	–	(24,848)
Translation differences	–	36	–	36
Disposals	–	(85)	–	(85)
Transfer	–	6,936	(6,936)	–
Net book value at 30 June 2007	**224,593**	**327,129**	**788**	**552,510**
At 30 June 2007				
Cost or valuation	308,868	1,028,626	841	1,338,335
Accumulated depreciation and impairment losses	(84,275)	(701,497)	(53)	(785,825)
Net book value at 30 June 2007	**224,593**	**327,129**	**788**	**552,510**
Analysis of cost and valuation as at 30 June 2007				
At cost	299,673	1,028,626	841	1,329,140
At valuation – 1990	9,195	–	–	9,195
	308,868	1,028,626	841	1,338,335

4. Accounts receivable

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivable by due date is as follows:

	(Unaudited) 30 June 2007		(Audited) 31 December 2006	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**212,361**	**81.3**	190,835	66.9
31 to 60 days	**14,631**	**5.6**	49,473	17.3
61 to 90 days	**23,793**	**9.1**	31,811	11.1
Over 90 days	**10,423**	**4.0**	13,223	4.7
Total	**261,208**	**100.0**	285,342	100.0
Less: Accumulated impairment losses	**(2,751)**		(3,571)	
	258,457		281,771	

5. Share capital

	(Unaudited) 30 June 2007 HK$'000	(Audited) 31 December 2006 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2006: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

6. Accounts payable and accrued liabilities

An ageing analysis of the accounts payable is as follows:

	(Unaudited) 30 June 2007		(Audited) 31 December 2006	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**22,272**	**85.8**	29,888	80.2
31 to 60 days	**1,039**	**4.0**	4,436	11.9
61 to 90 days	**376**	**1.5**	333	0.9
Over 90 days	**2,267**	**8.7**	2,609	7.0
Total accounts payable	**25,954**	**100.0**	37,266	100.0
Accrued liabilities	**88,077**		112,615	
Total accounts payable and accrued liabilities	**114,031**		149,881	

7. Capital commitments

	(Unaudited) 30 June 2007 HK$'000	(Audited) 31 December 2006 HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	**3,668**	3,627
Authorised, but not contracted for	**12,486**	24,242
	16,154	27,869

8. Net interest income

	(Unaudited) For the six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Interest income on bank deposits	**3,992**	2,382
Interest expense on bank loans and overdraft	**(829)**	(1,760)
	3,163	622

9. Income tax expense

	(Unaudited) For the six months ended 30 June	
	2007	2006
	HK$'000	HK$'000
Current income tax		
Hong Kong profits tax	**41,857**	34,964
Overseas taxation	**264**	347
Deferred income tax	**(2,411)**	(2,109)
	39,710	33,202

Hong Kong profits tax has been provided for at a rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

10. Dividend

A 2006 final dividend of HK13 cents per share, totalling HK$202,923,000 was paid in May 2007. A 2005 final dividend of HK10 cents per share, totalling HK$156,095,000 was paid in May 2006.

The Directors have declared an interim dividend of HK8 cents per share (2006: HK6 cents per share), amounting to HK$124,876,000 (2006: HK$93,657,000), for the period.

11. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the period attributable to shareholders of HK$175,000,000 (2006: HK$146,530,000) and 1,560,945,596 (2006: 1,560,945,596) shares in issue during the period.

As at 30 June 2007, there were share options outstanding that enable holders to subscribe for 6,463,000 shares (2006: 7,033,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

12. Approval of the interim financial statements

These interim financial statements were approved by the Board of Directors on 13 September 2007.

Management Discussion and Analysis

Operating Results of the Group

Net profit for the first half of 2007 was $175.0 million, an increase of 19% or $28.5 million over the first half of 2006, mainly due to strong advertising sales.

(HK$ millions, except per share amounts)	**For the six months ended 30 June** **2007**	2006	% Change
Revenue	**632.9**	583.2	9
Staff costs	**(191.0)**	(180.6)	6
Production costs	**(88.3)**	(86.0)	3
Rental and utilities	**(21.5)**	(16.9)	27
Advertising and promotions	**(16.8)**	(16.0)	5
Other operating expenses	**(71.7)**	(73.1)	(2)
Operating costs before depreciation and amortisation	**(389.3)**	(372.6)	4
Depreciation and amortisation	**(29.2)**	(32.4)	(10)
Operating profit from principal activities	**214.4**	178.2	20
Other income	**2.1**	2.1	–
Gain on disposal of available-for-sale financial assets	**1.4**	–	*
Operating profit	**217.9**	180.3	21
Net interest income	**3.2**	0.6	*
Share of profits of associates	**0.9**	2.9	(69)
Income tax expense	**(39.7)**	(33.2)	20
Minority interests	**(7.3)**	(4.1)	78
Profit attributable to shareholders	**175.0**	146.5	19
Earnings per share (HK cents)	**11.2**	9.4	19

* *Represents a change in excess of 100%*

Revenue

Revenue for the six months ended 30 June 2007 and 2006, by business segment and for the Group, were as follows:

(HK$ millions)	**For the six months ended 30 June** **2007**	2006	% Change
Newspaper publishing	**542.2**	492.3	10
Magazine and book publishing	**71.1**	68.8	3
Investment properties	**8.9**	8.7	2
Video and film post-production	**9.4**	10.3	(9)
Music publishing	**1.3**	3.1	(58)
Total	**632.9**	583.2	9

Operating Profit and EBITDA by Division

Operating profit and EBITDA for the six months ended 30 June 2007 and 2006, by business segment and for the Group, were as follows:

	Contribution to EBITDA		%	Contribution to Operating Profit		%
(HK$ millions)	**2007**	2006	Change	**2007**	2006	Change
Newspaper publishing	**223.9**	192.9	16	**198.8**	165.2	20
Magazine and book publishing	**12.0**	9.7	24	**11.4**	9.1	25
Investment properties	**6.8**	6.3	8	**6.8**	6.3	8
Video and film post-production	**0.1**	0.6	(83)	**0.1**	(1.4)	*
Music publishing	**0.8**	1.1	(27)	**0.8**	1.1	(27)
Total	**243.6**	210.6	16	**217.9**	180.3	21

* *Represents a change in excess of 100%*

Operating Costs and Expenses

Operating costs before depreciation and amortisation increased 4% or $16.7 million. Staff costs increased 6% or $10.4 million due to higher bonus provision and severance payments. Average newsprint cost rose 5% from US$604 to US$635 per metric ton. The current market price of 48.8gsm newsprint is US$570 per metric ton. Rental and utilities expenses rose 27% or $4.6 million largely due to the higher lease renewal of office premises.

Financial Review by Business

Publishing

	For the six months ended 30 June		
(HK$ millions)	**2007**	2006	% Change
Revenue			
Newspaper publishing	**542.2**	492.3	10
Magazine and book publishing	**71.1**	68.8	3
Total	**613.3**	561.1	9
EBITDA	**235.9**	202.6	16
Operating profit	**210.2**	174.3	21
Net Profit	**171.3**	141.9	21
EBITDA margin	**38%**	36%	
Operating profit margin	**34%**	31%	

Newspaper Publishing revenues grew 10% and accounted for 86% of turnover of the Group. EBITDA margin and operating profit margin improved as a result of strong notices advertising with high margins and sustained growth in display revenue.

The unaudited circulation of *South China Morning Post* and *Sunday Morning Post* was stable in the first half of 2007.


SCMP
120,000
100,000
80,000
60,000
40,000
20,000
0
92,271
96,389
100,004
101,782
103,964
104,552
104,415
102,102
105,000
1H 2H
2003
1H 2H
2004
1H 2H
2005
1H 2H
2006
1H
2007


SMP
120,000
100,000
80,000
60,000
40,000
20,000
0
74,829
75,896
78,362
82,208
81,099
81,453
80,498
80,124
80,600
1H 2H
2003
1H 2H
2004
1H 2H
2005
1H 2H
2006
1H
2007

Note: Audited except 1H 2007

Display advertising revenue increased by 7%, compared with a 1.5% increase in newspaper ad spend in Hong Kong *(source: Admango)*. Ad yield rose 5% and ad volume was 2% higher.

Classified advertising rose 14% with notices advertising revenue achieving a record high in the first half this year. Total notices revenue increased by 31%, of which IPO revenue, which went up by 83%, accounted for 46% of total notices revenue. Print recruitment advertising revenue increased 2.5% mainly driven by volume, on the back of a 1.6% growth in recruitment advertisements in major publications in the first half of 2007. Online recruitment revenue continued to show double digit growth.

Classifiedpost.com underwent a complete revamp to provide a more user-friendly interface and more advanced functionalities to job seekers and advertisers. With the launch of the new site in April 2007, page views were up by 10% year-on-year.

Scmp.com website also undertook a complete overhaul, enabling greater integration between the paper and the website by boosting its content with more multimedia, personalisation, mobile WAP access and interactive functions. The website was re-launched in May 2007 and had approximately 18,300 subscribers as of end June.

The Magazine Division reported a 68% increase in net profit mainly from the strong performance of *Cosmopolitan* and *Harper's Bazaar*. Reflecting the strong momentum of consumer spending, the Hearst titles showed impressive growth in advertising revenue.

The main challenge for the magazine market in Hong Kong is to improve or sustain its circulation. Low cover price and free cover mounts have proven to be effective. Competitors will continue using this expensive method to increase readership. The higher cost of maintaining circulation and slower growth rate in advertising revenue will create pressure on profitability.

In China, our magazine operation is focused on securing ad pages. Despite the very competitive market, ad revenue doubled in the first half of 2007 due to broader recognition and acceptance by clients of the magazine's name and editorial quality.

Investment Properties

(HK$ millions)	For the six months ended 30 June 2007	2006	% Change
Revenue	**8.9**	8.7	2
EBITDA	**6.8**	6.3	8
Operating profit	**6.8**	6.3	8
Net profit	**5.5**	5.2	6

Rental income was stable as higher contribution from billboards this year offset the loss in rental from the expiry of TV City lease in early 2006.

Video and Film Post-production

(HK$ millions)	For the six months ended 30 June 2007	2006	% Change
Revenue	**9.4**	10.3	(9)
EBITDA	**0.1**	0.6	(83)
Operating profit/(loss)	**0.1**	(1.4)	*
Net loss	**(2.6)**	(1.6)	63

* *Represents a change in excess of 100%*

The division recorded a loss of $2.6 million as the Group recognised a $2.3 million loss in taking up the share of losses from minority interests. This restructuring results in VFP becoming a wholly owned subsidiary of SCMP Group.

Demand for documentary tapes production in Hong Kong remains strong. However, tape transfer businesses continue to suffer from the weak local film market and TV commercial market is still dominated by big players. In view of the keen competition and poor business outlook, the operation in Guangzhou was closed in July 2007.

Music Publishing

(HK$ millions)	For the six months ended 30 June 2007	2006	% Change
Revenue	**1.3**	3.1	(58)
EBITDA	**0.8**	1.1	(27)
Operating profit	**0.8**	1.1	(27)
Net profit	**0.8**	1.0	(20)

Capital Artists reported a net profit of $0.8 million. Revenue was mainly generated from the conclusion of several licensing deals in the first half of 2007.

Liquidity and Capital Resources

Overview

The Group's financial positions as at 30 June 2007 and 31 December 2006 were as follows:

(HK$ millions)	**30 June 2007**	31 December 2006	% Change
Cash and bank balances	**212.3**	255.3	(17)
Bank overdraft	**17.1**	12.9	33
Bank loan – current portion	**2.1**	2.0	5
– non-current portion	**17.0**	17.0	–
Shareholders' funds	**1,859.6**	1,882.8	(1)
Ratios:			
Gearing	**–**	–	
Current ratio	**2.5**	2.2	

As at 30 June 2007, the Group had total borrowings of $36.2 million. Of this amount, a $17.0 million floating rate loan denominated in Hong Kong dollars is payable within three years. The balance comprises of a $17.1 million bank overdraft and a $2.1 million short-term revolving bank loan denominated in Renminbi payable within one year. The Group's cash and bank balances were held predominantly in Hong Kong dollars and the Group had no significant exposure to foreign exchange fluctuations.

As at 30 June 2007, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.5 times compared with 2.2 times as at 31 December 2006.

The Group expects its opening cash balances, cash generated from operations and fund available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business continues to deliver strong results and remains as the major source of the Group's cash flow from operating activities. For the six months ended 30 June 2007, cash flow from operating activities was $160.0 million compared with $141.4 million for the same period last year.

Investing Activities

Net cash used for investing activities for the six months ended 30 June 2007 was $3.4 million, about the same level as last year. Cash was mainly used to pay for capital expenditures, total $12.3 million was spent on systems enhancement, office renovation, production and computer equipment and replacement items. These cash outflows were partially offset by interest income, proceeds from the disposal of listed investments and dividend income.

Financing Activities

Net cash used for financing activities was $203.8 million mainly for the payment of final dividend for 2006.

Outlook

First half results have been encouraging, given the strong economy and active investment market. Unemployment rate in the second quarter of 2007 was at its lowest level in the past nine years. Management is positive that these favorable economic conditions will continue in the second half of the year.

Print's recruitment revenue is expected to be maintained, despite the shifting trend towards online recruitment. However, notices revenue will be affected by the change in Hong Kong listing rules in the second half year.

Staff

As at 30 June 2007, the Group had 1,032 employees compared with 1,016 as at 31 December 2006. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and the Group's business performance. Other employee benefits include provident fund, medical insurance and share option schemes.

Interim Dividend

The Directors have declared an interim dividend of HK8 cents per share, amounting to HK$124,876,000, payable to shareholders whose names appear on the Register of Members of the Company on Monday, 8 October 2007 and payable on Thursday, 11 October 2007.

Book Closure

The Register of Members of the Company will be closed from Wednesday, 3 October 2007 to Monday, 8 October 2007, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 2 October 2007 so as to qualify for the interim dividend.

Directors

The Directors of the Company during the six months ended 30 June 2007 and up to the date of this report were:

Executive Directors	
Mr. Kuok Khoon Ean	Chairman
Ms. Kuok Hui Kwong	
Non-executive Directors	
Mr. Roberto V. Ongpin	Deputy Chairman
Tan Sri Dr. Khoo Kay Peng	
Mr. Robert Ng Chee Siong	(retired on 28 May 2007)
Independent Non-executive Directors	
The Hon. Ronald J. Arculli	
Mr. Peter Lee Ting Chang	
Dr. The Hon. Sir David Li Kwok Po	
Mr. Wong Kai Man	(appointed on 2 April 2007)

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2007, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"):

	Ordinary shares of the Company		
Name of Director	**Capacity/ Nature of interests**	**Number of shares held**	**Approximate % of issued share capital ***
Mr. Kuok Khoon Ean (Note 1)	Corporate	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng (Note 2)	Corporate	16,150,000	1.035%
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.306%

Notes:

1. The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. The interests in the 16,150,000 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through Bonham Industries Limited. As at 30 June 2007, Dr. Khoo held 99.9% of the entire issued capital of Bonham Industries Limited.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2007.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the six months ended 30 June 2007. At no time during the six months ended 30 June 2007 was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Apart from the aforesaid, as at 30 June 2007, none of the Directors of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial Interests in Share Capital

As at 30 June 2007, the following persons (other than the Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/ Nature of interests	Number of ordinary shares held	Approximate % of issued share capital *
Kerry Media Limited (Note 1)	Beneficial owner	524,730,000	33.62%
Kerry 1989 (C.I.) Limited (Note 2)	Interest of controlled corporations	525,036,000	33.64%
Kerry Holdings Limited (Notes 3 & 4)	Interest of controlled corporations	594,576,000	38.09%
Kerry Group Limited (Note 4)	Interest of controlled corporations	594,576,000	38.09%
Silchester International Investors Limited (Notes 5 & 7)	Investment manager	218,603,000	14.00%
Brandes Investment Partners, L.P. (Notes 5 & 8)	Investment manager	177,865,278	11.39%
The Northern Trust Company (Note 6)	Approved lending agent	109,705,447	7.03%
Harris Associates L.P. (Notes 5 & 9)	Investment manager	101,304,000	6.49%
Sprucegrove Investment Management Ltd. (Notes 5 & 10)	Investment manager	88,163,000	5.65%

Notes:

1. The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

2. The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

4. The Company has been notified informally that as at 30 June 2007, Kerry Group Limited and Kerry Holdings Limited were interested in 606,372,000 shares (representing approximately 38.85% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. Approved lending agent and not connected with the Company.

7. Silchester International Investors Limited has informally notified the Company that as at 30 June 2007, it held 219,485,000 shares (representing approximately 14.06% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

8. Brandes Investment Partners, L.P. has informally notified the Company that as at 30 June 2007, it held 178,044,578 shares (representing approximately 11.41% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

9. Harris Associates L.P. has informally notified the Company that as at 30 June 2007, it held 108,178,000 shares (representing approximately 6.93% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

10. Sprucegrove Investment Management Ltd. has informally notified the Company that as at 30 June 2007, it held 82,120,000 shares (representing approximately 5.26% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2007.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 30 June 2007, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

Share Option Schemes

The Company has two share option schemes. A share option scheme (the "Current Scheme") was approved by shareholders on 27 October 1997 and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Current Scheme will expire on 27 October 2007. Another share option scheme (the "New Scheme") was approved at the annual general meeting of the Company held on 25 May 2006.

Under the Current Scheme and the New Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries.

No share option was granted under the Current Scheme during the six months ended 30 June 2007 (the "Period").

The outstanding shares in respect of options granted under the Current Scheme as at 30 June 2007 are summarised below:

	Number of shares in respect of options granted
Outstanding at 1 January 2007	6,793,000
Granted during the Period	–
Exercised during the Period	–
Cancelled during the Period	–
Lapsed during the Period	(330,000)
Outstanding at 30 June 2007	6,463,000

Details of the movements during the six months ended 30 June 2007 in the share options granted under the Current Scheme are as follows:

(i) Options granted to Directors

None of the Directors of the Company has any outstanding share options or has any options exercised, cancelled or lapsed during the six months ended 30 June 2007.

(ii) Options granted to employees

			Number of shares in respect of options granted				
Date of grant	**Exercise period**	**Exercise price/share HK$**	**Outstanding at 01/01/2007**	**Granted during the Period**	**Exercised during the Period**	**Lapsed during the Period**	**Outstanding at 30/06/2007**
02/08/1999	02/08/2000-27/10/2007	5.00	1,092,500	–	–	(80,500)	1,012,000
11/01/2000	11/01/2001-27/10/2007	5.51	740,500	–	–	(19,500)	721,000
20/04/2000	20/04/2001-27/10/2007	6.05	2,990,000	–	–	(180,000)	2,810,000
28/06/2001	28/06/2002-27/10/2007	4.95	420,000	–	–	–	420,000
23/09/2003	23/09/2004-27/10/2007	3.90	1,550,000	–	–	(50,000)	1,500,000
Total			6,793,000	–	–	(330,000)	6,463,000

During the six months ended 30 June 2007, no share option was granted, exercised, cancelled or lapsed under the New Scheme. No share option was outstanding under the New Scheme as at 30 June 2007.

Purchase, Sale or Redemption of the Company's Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2007.

Corporate Governance

The Board of Directors (the "Board") and management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The corporate governance principles adopted by the Group during the six months ended 30 June 2007 are in line with the corporate governance statement as set out in the Company's 2006 Annual Report. The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Listing Rules except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the relevant code provision of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

Code for Securities Transactions by Directors

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the period from 1 January 2007 to 30 June 2007.

Audit Committee

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli and Sir David Li Kwok Po. The Audit Committee met once in the first six months of 2007. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2007. Mr. Wong Kai Man, Independent Non-executive Director, was appointed as an additional member of the Audit Committee on 13 September 2007.

Remuneration Committee

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

Nomination Committee

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 13 September 2007

薪酬委員會

本公司於二零零零年成立薪酬委員會，訂有書面職權範圍。薪酬委員會現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生，以及本公司執行主席郭孔演先生。

提名委員會

本公司於二零零五年成立提名委員會，訂有書面職權範圍。提名委員會現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生，以及本公司執行主席郭孔演先生。

代表董事會
主席
郭孔演

香港，二零零七年九月十三日

購買、出售或贖回本公司股份

截至二零零七年六月三十日止六個月期間，本公司或其任何附屬公司均無購買、出售或贖回本公司任何股份。

企業管治

董事會及管理層一直致力積極履行本集團對股東之責任，本集團視提升及維護股東權益為首要任務之一，同時為本集團之成功關鍵。

經過多年發展，本集團已建立了完善之企業管治常規，確保集團緊守道德操守，並嚴格遵守最高之業內標準。企業管治常規是否具成效，關鍵是要驗證這套管治常規能否將管理層與股東之利益連成一線，充分保障及提升股東權益。本集團定期檢討此等指引及政策，推陳出新，確保有關指引及政策能切合當今瞬息萬變之營商環境及市場要求。

本集團於截至二零零七年六月三十日止六個月期間採納之企業管治準則，與本公司二零零六年年報所載之企業管治聲明一致。除下文所述者外，本集團之企業管治常規符合上市規則附錄十四所載之《企業管治常規守則》（「聯交所守則」）之所有守則條文。本集團亦在相關及可行之情況下遵守聯交所守則內之建議最佳常規。

本集團有一位執行主席。並無任何人士獲委任為行政總裁。執行主席在本集團高級管理層協助下監督董事會之管理及本集團之業務。執行主席負責監察本集團之整體管理。其他一般由行政總裁處理之職務則由本集團高級管理層負責。

聯交所守則之相關守則條文規定主席及行政總裁之職務需要清楚劃分，且不可由同一人擔任，而本集團之管理架構與此有所偏離。董事會已仔細考慮有關事宜，並決定不採納有關條文。董事會相信現行管理架構在過往一直有效地推動本集團及其業務之營運及發展，並已建立符合完善企業管治常規所需之審查及制衡機制。董事會各成員才能出眾，於公眾公司累積多年經驗，並竭力為本集團之營運作出貢獻。因此，董事會並不認為本集團應改變現有管理架構。然而，董事會將不時檢討管理架構以確保其持續達致有關目標。

董事進行證券交易之標準守則

本公司董事會已採納上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》（「標準守則」）作為本公司董事進行證券交易之守則。本公司全體董事確認彼等於二零零七年一月一日至二零零七年六月三十日止期間已遵守標準守則所規定之準則。

審核委員會

本公司於一九九八年成立審核委員會，訂有書面職權範圍。審核委員會成員包括三位獨立非執行董事利定昌先生、夏佳理先生及李國寶爵士。審核委員會於二零零七年首六個月曾舉行一次會議。審核委員會已審閱本集團截至二零零七年六月三十日止六個月之未經審核中期業績。獨立非執行董事黃啟民先生於二零零七年九月十三日獲委任為審核委員會新增成員。

根據現行計劃已授出之購股權於截至二零零七年六月三十日止六個月期間之變動詳情如下：

(i) 授予董事之購股權

截至二零零七年六月三十日止六個月期間，本公司董事並沒有任何未行使之購股權，或已行使、註銷或失效之購股權。

(ii) 授予僱員之購股權

			購股權之股份數目				
授出日期	**行使期**	**每股行使價 港元**	**於二零零七年一月一日尚未行使**	**於本期間授出**	**於本期間行使**	**於本期間失效**	**於二零零七年六月三十日尚未行使**
02/08/1999	02/08/2000-27/10/2007	5.00	1,092,500	—	—	(80,500)	1,012,000
11/01/2000	11/01/2001-27/10/2007	5.51	740,500	—	—	(19,500)	721,000
20/04/2000	20/04/2001-27/10/2007	6.05	2,990,000	—	—	(180,000)	2,810,000
28/06/2001	28/06/2002-27/10/2007	4.95	420,000	—	—	—	420,000
23/09/2003	23/09/2004-27/10/2007	3.90	1,550,000	—	—	(50,000)	1,500,000
總計			6,793,000	—	—	(330,000)	6,463,000

截至二零零七年六月三十日止六個月期間，並無任何購股權根據新計劃授出、行使、註銷或失效。於二零零七年六月三十日，新計劃下並無購股權尚未行使。

上述所有權益均為本公司股份中之好倉。

除上文所述者外，於二零零七年六月三十日，本公司並未獲知會任何人士於本公司之股份及相關股份中擁有任何權益或淡倉，而已經載入根據證券及期貨條例第336條須備存之登記冊。

購股權計劃

本公司設有兩項購股權計劃。其中一項購股權計劃（「現行計劃」）於一九九七年十月二十七日為股東採納，並於二零零零年十一月六日獲股東通過作出修訂，及於二零零二年五月二十九日舉行之股東週年大會上再作修訂，以符合經修訂之香港聯合交易所有限公司證券上市規則（「上市規則」）第十七章。現行計劃將於二零零七年十月二十七日屆滿。另一項購股權計劃（「新計劃」）於二零零六年五月二十五日在本公司股東週年大會上獲通過。

按照現行計劃及新計劃，本公司董事會可授予本公司或其任何附屬公司之全職僱員或執行董事購股權以認購本公司之股份。

截至二零零七年六月三十日止六個月期間（「本期間」），並無根據現行計劃授出任何購股權。

於二零零七年六月三十日，現行計劃項下尚未行使之購股權所涉及之股份摘要如下：

	授出購股權之股份數目
於二零零七年一月一日尚未行使	6,793,000
於本期間授出	—
於本期間行使	—
於本期間註銷	—
於本期間失效	(330,000)
於二零零七年六月三十日尚未行使	6,463,000

於股本之主要權益

於二零零七年六月三十日，根據證券及期貨條例第336條須備存之登記冊所示，下列人士（並非本公司董事）於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權5%或以上之權益或淡倉：

名稱	身份/權益性質	持有普通股股數	約佔已發行股本百分比*
Kerry Media Limited（附註1）	實益擁有人	524,730,000	33.62%
Kerry 1989 (C.I.) Limited（附註2）	受控制法團權益	525,036,000	33.64%
Kerry Holdings Limited（附註3及4）	受控制法團權益	594,576,000	38.09%
Kerry Group Limited（附註4）	受控制法團權益	594,576,000	38.09%
Silchester International Investors Limited（附註5及7）	投資經理	218,603,000	14.00%
Brandes Investment Partners, L.P.（附註5及8）	投資經理	177,865,278	11.39%
The Northern Trust Company（附註6）	核准借出代理人	109,705,447	7.03%
Harris Associates L.P.（附註5及9）	投資經理	101,304,000	6.49%
Sprucegrove Investment Management Ltd.（附註5及10）	投資經理	88,163,000	5.65%

附註：

1. Kerry Media Limited所持有之524,730,000股股份權益，與上文所述Kerry 1989 (C.I.) Limited、Kerry Holdings Limited及Kerry Group Limited各自之權益重複。

2. Kerry 1989 (C.I.) Limited所持有之525,036,000股股份權益，與上文所述Kerry Holdings Limited及Kerry Group Limited各自之權益重複。

3. Kerry Holdings Limited所持有之594,576,000股股份權益，與上文所述Kerry Group Limited之權益重複。

4. 本公司獲非正式通知，於二零零七年六月三十日，Kerry Group Limited及Kerry Holdings Limited於本公司606,372,000股股份擁有權益，佔本公司已發行股本約38.85%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

5. 代表客戶行事之投資經理，與本公司並無關連。

6. 核准借出代理人，與本公司並無關連。

7. Silchester International Investors Limited已非正式通知本公司，於二零零七年六月三十日，彼持有本公司219,485,000股股份，佔本公司已發行股本約14.06%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

8. Brandes Investment Partners, L.P.已非正式通知本公司，於二零零七年六月三十日，彼持有本公司178,044,578股股份，佔本公司已發行股本約11.41%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

9. Harris Associates L.P.已非正式通知本公司，於二零零七年六月三十日，彼持有本公司108,178,000股股份，佔本公司已發行股本約6.93%，而增持該等股份毋須根據證券及期貨條例第XV部作出披露。

10. Sprucegrove Investment Management Ltd.已非正式通知本公司，於二零零七年六月三十日，彼持有本公司82,120,000股股份，佔本公司已發行股本約5.26%，而減持該等股份毋須根據證券及期貨條例第XV部作出披露。

* *約佔百分比乃根據本公司於二零零七年六月三十日之1,560,945,596股已發行普通股計算。*

董事於股份、相關股份及債權證之權益

於二零零七年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據上市公司董事進行證券交易標準守則（「標準守則」）另行知會本公司及香港聯合交易所有限公司（「聯交所」），本公司董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中之權益或淡倉如下：

	本公司之普通股		
董事姓名	身份/權益性質	持有股數	約佔已發行股本百分比*
郭孔演先生（附註1）	公司	340,000	0.022%
邱繼炳博士（附註2）	公司	16,150,000	1.035%
李國寶爵士	個人	4,778,000	0.306%

附註：

1. 該340,000股股份之權益被視作由郭孔演先生透過Allerlon Limited而持有之公司權益，Allerlon Limited由郭先生及其配偶全資擁有。

2. 該16,150,000股股份之權益被視作由邱繼炳博士透過Bonham Industries Limited而持有之公司權益。於二零零七年六月三十日，邱博士擁有99.9% Bonham Industries Limited之全部已發行股本。

* *約佔百分比乃根據本公司於二零零七年六月三十日之1,560,945,596股已發行普通股計算。*

上述所有權益均為本公司股份中之好倉。

除上述者外，於二零零七年六月三十日止六個月期間，概無董事（包括其配偶及十八歲以下之子女）獲本公司授予或行使任何權利認購本公司或其任何相聯法團之股份或債權證。於截至二零零七年六月三十日止六個月內任何時間，本公司或其任何附屬公司均無參與任何安排，促使本公司董事透過認購本公司或任何其他法團之股份或債權證而獲得利益。

除上文所述者外，於二零零七年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據標準守則另行知會本公司及聯交所，本公司董事概無於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債權證中擁有權益或淡倉。

展望

受惠於經濟強勁及投資市場活躍，上半年業務表現令人鼓舞。二零零七年第二季之失業率處於過去九年以來最低水平。管理層有信心此等利好之經濟狀況會於下半年持續。

儘管招聘廣告趨向網上發展，預期印刷招聘收益仍能保持平穩，但通告收益將會受下半年之香港上市規則變動所影響。

僱員

於二零零七年六月三十日，本集團僱用1,032名員工，而二零零六年十二月三十一日則僱用1,016名員工。僱員之薪酬保持於具競爭力之水平，同時根據僱員個別之工作表現及本集團經營業績授予花紅。其他僱員福利包括公積金、醫療保險及購股權計劃。

中期股息

董事會宣佈派發中期股息每股8港仙，合共124,876,000港元，給予於二零零七年十月八日（星期一）名列本公司股東名冊之股東。該股息將於二零零七年十月十一日（星期四）派發。

暫停辦理股票過户登記手續

本公司將由二零零七年十月三日（星期三）至二零零七年十月八日（星期一），包括首尾兩天，暫停辦理股票過戶登記手續。為確保符合資格收取中期股息，所有股份過戶文件連同有關股票，必須於二零零七年十月二日（星期二）下午四時三十分前送達香港皇后大道東183號合和中心17樓1712-1716室，本公司香港股票過戶分處香港中央證券登記有限公司，辦理過戶登記手續。

董事

截至二零零七年六月三十日止六個月期間及至本報告日期，本公司之董事如下：

執行董事
郭孔演先生　主席
郭惠光女士

非執行董事
Roberto V. Ongpin先生　副主席
邱繼炳博士
黃志祥先生　（於二零零七年五月二十八日退任）

獨立非執行董事
夏佳理先生
利定昌先生
李國寶爵士
黃啟民先生　（於二零零七年四月二日獲委任）

流動資金及資本來源

概覽

本集團於二零零七年六月三十日及二零零六年十二月三十一日之財務狀況如下：

(百萬港元)	**二零零七年 六月三十日**	二零零六年 十二月三十一日	變動百分比
現金及銀行結餘	**212.3**	255.3	(17)
銀行透支	**17.1**	12.9	33
銀行貸款 — 現期部份	**2.1**	2.0	5
— 非現期部份	**17.0**	17.0	—
股東資金	**1,859.6**	1,882.8	(1)
比率：			
資產負債比率	—	—	
流動比率	**2.5**	2.2	

於二零零七年六月三十日，本集團之借貸總額為36.2百萬港元。當中包括17.0百萬港元浮息貸款，為港元貸款，須於三年內償還。餘額包括銀行透支17.1百萬港元及短期循環銀行貸款2.1百萬港元，則為人民幣貸款，須於一年內償還。本集團持有之現金及銀行結餘主要以港元為主，本集團並無重大外匯折算波動風險。

於二零零七年六月三十日，經扣除銀行結餘及存款後，本集團之資產負債比率為零。流動資產與流動負債之比率為2.5倍，而於二零零六年十二月三十一日則為2.2倍。

本集團預期期初現金結餘、經營產生之現金及外部資源所得之資金，足以應付營運資金需要、償還銀行貸款、計劃之資本開支及派付股息。

經營活動

本集團之經營活動流動資金來源主要來自持續錄得理想業績之報章出版業務。截至二零零七年六月三十日止六個月，經營活動提供之現金流為160.0百萬港元，而去年同期則為141.4百萬港元。

投資活動

於截至二零零七年六月三十日止六個月，用於投資活動之現金流出淨額為3.4百萬港元，與去年同期水平相若。現金主要用於支付資本開支，合共12.3百萬港元用於系統升級、辦公室翻新、生產及電腦設備以及替換項目。該等現金支出部份由利息收入，出售投資股份之收益及股息收入所抵銷。

融資活動

融資活動所用現金淨額為203.8百萬港元，主要用於派付二零零六年度末期股息。

投資物業

(百萬港元)	截至六月三十日止六個月 二零零七年	二零零六年	變動百分比
收益	**8.9**	8.7	2
EBITDA	**6.8**	6.3	8
經營盈利	**6.8**	6.3	8
純利	**5.5**	5.2	6

租金收入穩定，乃因出租大型廣告牌於本年帶來較高之收益並抵銷電視城租約於二零零六年年初屆滿後損失之租金收入。

錄像及影片後期製作

(百萬港元)	截至六月三十日止六個月 二零零七年	二零零六年	變動百分比
收益	**9.4**	10.3	(9)
EBITDA	**0.1**	0.6	(83)
經營盈利／(虧損)	**0.1**	(1.4)	*
淨虧損	**(2.6)**	(1.6)	63

* *表示變動超過100%*

該業務錄得2.6百萬港元虧損，乃由於本集團在購回少數股東之權益時確認了所分擔之2.3百萬港元虧損。這次重組讓錄像及影片後期製作業務成為SCMP集團之全資附屬公司。

香港對製作企業宣傳片之需求仍然強勁。然而，錄像帶轉錄業務仍然受制於疲弱的本地電影市場，而電視廣告市場則仍然由主要經營者控制。鑑於競爭激烈及業務前景惡劣，在廣州之業務已於二零零七年七月結束。

音樂出版

(百萬港元)	截至六月三十日止六個月 二零零七年	二零零六年	變動百分比
收益	**1.3**	3.1	(58)
EBITDA	**0.8**	1.1	(27)
經營盈利	**0.8**	1.1	(27)
純利	**0.8**	1.0	(20)

華星唱片出版錄得純利0.8百萬港元。收益主要由二零零七年上半年落實的多項版權交易所產生。

*《南華早報》*及*《星期日南華早報》*於二零零七年上半年之末經審核發行量保持平穩。

南華早報


120,000
100,000
80,000
60,000
40,000
20,000
0
92,271
96,389
100,004
101,782
103,964
104,552
104,415
102,102
105,000
上半年 下半年
上半年 下半年
上半年 下半年
上半年 下半年
上半年
2003
2004
2005
2006
2007

星期日南華早報


120,000
100,000
80,000
60,000
40,000
20,000
0
74,829
75,896
78,362
82,208
81,099
81,453
80,498
80,124
80,600
上半年 下半年
上半年 下半年
上半年 下半年
上半年 下半年
上半年
2003
2004
2005
2006
2007

註：經審核，二零零七年上半年除外

商業廣告收益增加7%，較香港報章廣告開支上升1.5%為高*（資料來源：Admango）*。廣告收益率上升5%及廣告量升幅為2%。

通告收益在本上半年錄得破紀錄之升幅，帶動分類廣告上升14%。通告總收益增加31%，其中首次公開招股活動收益增加83%，佔通告總收益46%。印刷招聘廣告收益增加2.5%，主要由廣告量推動，乃因主要出版刊物之招聘廣告於二零零七年上半年增長1.6%。而網上招聘收益則繼續呈雙位數字增長。

*Classifiedpost.com*進行了一次全面革新，為求職者及廣告客戶提供更便利之互動平台及更先進的功能。隨著新網站於二零零七年四月推出，瀏覽頁次按年上升10%。

*Scmp.com*網站亦已進行全面檢修，透過加入更多多媒體、個人化設計、流動WAP存取及互動功能強化其內容，令報章及網站有更佳整合。該網站已於二零零七年五月重新推出，並在截至六月底約有18,300名訂閱客戶。

雜誌出版業務之純利錄得68%之增長，主要乃因*《Cosmopolitan》*及*《Harper's Bazaar》*之強勁表現所帶動。Hearst之雜誌刊物在廣告收益方面取得驕人之增長，反映消費者之消費動力非常強勁。

香港雜誌市場之主要挑戰乃提高或維持發行量。降低零售價及派發免費贈品已證實成效，而競爭對手將繼續採用這種昂貴方法提高讀者人數。較高成本以維持發行量及廣告收益增長放緩將對盈利能力構成壓力。

集團在中國的雜誌業務重點為爭取廣告頁數。雖然市場競爭非常激烈，二零零七年上半年之廣告收益因客戶對雜誌及編輯質素的認受性提高而倍增。

業務分部之經營盈利及未計利息、稅項、折舊及攤銷之盈利

截至二零零七年及二零零六年六月三十日止六個月，按業務分部及集團整體之經營盈利及未計利息、稅項、折舊及攤銷之盈利（「EBITDA」）如下:

	對EBITDA之貢獻			對經營盈利之貢獻		
(百萬港元)	**二零零七年**	二零零六年	變動百分比	**二零零七年**	二零零六年	變動百分比
報章出版	**223.9**	192.9	16	**198.8**	165.2	20
雜誌及書籍出版	**12.0**	9.7	24	**11.4**	9.1	25
投資物業	**6.8**	6.3	8	**6.8**	6.3	8
錄像及影片後期製作	**0.1**	0.6	(83)	**0.1**	(1.4)	*
音樂出版	**0.8**	1.1	(27)	**0.8**	1.1	(27)
總計	**243.6**	210.6	16	**217.9**	180.3	21

* *表示變動超過100%*

經營成本及開支

未計折舊及攤銷之經營成本增加4%或16.7百萬港元。員工成本因較高之花紅撥備及支付遣散費而增加6%或10.4百萬港元。新聞紙平均成本由每公噸604美元上升5%至每公噸635美元。每平方米48.8克之新聞紙現時之市價為每公噸570美元。租金及設施開支上升27%或4.6百萬港元，主要因續租辦公室物業之租金較高。

業務分部之財務回顧

出版

	截至六月三十日止六個月		
(百萬港元)	**二零零七年**	二零零六年	變動百分比
收益			
報章出版	**542.2**	492.3	10
雜誌及書籍出版	**71.1**	68.8	3
總計	**613.3**	561.1	9
EBITDA	**235.9**	202.6	16
經營盈利	**210.2**	174.3	21
純利	**171.3**	141.9	21
未計利息、稅項、折舊及攤銷之邊際盈利率	**38%**	36%	
經營邊際盈利率	**34%**	31%	

報章出版業務收益增長10%，佔本集團營業額86%。未計利息、稅項、折舊及攤銷之邊際盈利率及經營邊際盈利率均有所改善，此乃由於邊際盈利較高之通告收益表現強勁及商業廣告收益持續增長所致。

管理層討論及分析

本集團之經營業績

二零零七年上半年之純利為175.0百萬港元，較二零零六年上半年增加19%或28.5百萬港元，主要因廣告銷售強勁。

(百萬港元，每股金額除外)	截至六月三十日止六個月 **二零零七年**	 二零零六年	變動百分比
收益	**632.9**	583.2	9
員工成本	**(191.0)**	(180.6)	6
生產成本	**(88.3)**	(86.0)	3
租金及設施	**(21.5)**	(16.9)	27
廣告及宣傳	**(16.8)**	(16.0)	5
其他經營開支	**(71.7)**	(73.1)	(2)
未計折舊及攤銷之經營成本	**(389.3)**	(372.6)	4
折舊及攤銷	**(29.2)**	(32.4)	(10)
主要業務之經營盈利	**214.4**	178.2	20
其他收入	**2.1**	2.1	—
出售可供出售之金融資產收益	**1.4**	—	*
經營盈利	**217.9**	180.3	21
淨利息收入	**3.2**	0.6	*
應佔聯營公司盈利	**0.9**	2.9	(69)
所得税開支	**(39.7)**	(33.2)	20
少數股東權益	**(7.3)**	(4.1)	78
股東應佔盈利	**175.0**	146.5	19
每股盈利（港仙）	**11.2**	9.4	19

* *表示變動超過100%*

收益

截至二零零七年及二零零六年六月三十日止六個月，按業務分部及集團整體之收益如下：

(百萬港元)	截至六月三十日止六個月 **二零零七年**	 二零零六年	變動百分比
報章出版	**542.2**	492.3	10
雜誌及書籍出版	**71.1**	68.8	3
投資物業	**8.9**	8.7	2
錄像及影片後期製作	**9.4**	10.3	(9)
音樂出版	**1.3**	3.1	(58)
總計	**632.9**	583.2	9

8. 淨利息收入

	(未經審核) 截至六月三十日止六個月 二零零七年 港幣千元	 二零零六年 港幣千元
銀行存款之利息收入	**3,992**	2,382
銀行貸款及透支之利息支出	**(829)**	(1,760)
	3,163	622

9. 所得稅開支

	(未經審核) 截至六月三十日止六個月 二零零七年 港幣千元	 二零零六年 港幣千元
現期所得稅		
香港利得稅	**41,857**	34,964
海外稅項	**264**	347
遞延所得稅	**(2,411)**	(2,109)
	39,710	33,202

香港利得稅乃以期內估計應課稅盈利按17.5%(二零零六年:17.5%)稅率撥備。海外地區所得盈利之稅項乃根據期內估計應課稅盈利,按本集團經營業務所在國家之適用稅率計算。

10. 股息

於二零零七年五月派發二零零六年度末期股息每股13港仙,合共202,923,000港元。於二零零六年五月派發二零零五年度末期股息每股10港仙,合共156,095,000港元。

董事會宣佈派發本期之中期股息每股8港仙(二零零六年:每股6港仙),合共124,876,000港元(二零零六年:93,657,000港元)。

11. 每股盈利

每股基本及攤薄盈利乃根據期內股東應佔盈利175,000,000港元(二零零六年:146,530,000港元)及於期內已發行之股份1,560,945,596股(二零零六年:1,560,945,596股)計算。

於二零零七年六月三十日,尚未行使之購股權,其持有人可認購本公司6,463,000股股份(二零零六年:7,033,000股)。此等購股權可能會攤薄未來每股基本盈利,但因其於呈列期間具有反攤薄作用,故並無列入計算每股攤薄盈利。

12. 中期財務報表之批准

本中期財務報表已於二零零七年九月十三日獲董事會批准。

5. 股本

	(未經審核) 二零零七年 六月三十日 港幣千元	(經審核) 二零零六年 十二月三十一日 港幣千元
法定股本： 5,000,000,000股，每股面值0.10港元	**500,000**	500,000
已發行及實收股本： 1,560,945,596 股（二零零六年：1,560,945,596 股）， 每股面值0.10港元	**156,095**	156,095

6. 應付款項及應計負債

應付款項之賬齡分析如下：

	(未經審核) 二零零七年六月三十日		(經審核) 二零零六年十二月三十一日	
	結餘 港幣千元	百分比 %	結餘 港幣千元	百分比 %
零至三十日	**22,272**	**85.8**	29,888	80.2
三十一日至六十日	**1,039**	**4.0**	4,436	11.9
六十一日至九十日	**376**	**1.5**	333	0.9
多於九十日	**2,267**	**8.7**	2,609	7.0
應付款項總額	**25,954**	**100.0**	37,266	100.0
應計負債	**88,077**		112,615	
應付款項及應計負債總額	**114,031**		149,881	

7. 資本承擔

	(未經審核) 二零零七年 六月三十日 港幣千元	(經審核) 二零零六年 十二月三十一日 港幣千元
物業、機器及設備之資本承擔		
已訂約但未撥備	**3,668**	3,627
已批准但未訂約	**12,486**	24,242
	16,154	27,869

3. 物業、機器及設備

	（未經審核）			
	租賃樓宇 港幣千元	其他固定資產 港幣千元	在建資產 港幣千元	總計 港幣千元
於二零零七年一月一日				
成本或估值	308,868	1,018,489	779	1,328,136
累積折舊及減值虧損	(81,031)	(680,099)	(53)	(761,183)
於二零零七年一月一日之賬面淨值	227,837	338,390	726	566,953
添置	—	3,456	6,998	10,454
折舊	(3,244)	(21,604)	—	(24,848)
匯兑差異	—	36	—	36
出售	—	(85)	—	(85)
轉撥	—	6,936	(6,936)	—
於二零零七年六月三十日之賬面淨值	**224,593**	**327,129**	**788**	**552,510**
於二零零七年六月三十日				
成本或估值	308,868	1,028,626	841	1,338,335
累積折舊及減值虧損	(84,275)	(701,497)	(53)	(785,825)
於二零零七年六月三十日之賬面淨值	**224,593**	**327,129**	**788**	**552,510**
於二零零七年六月三十日之成本及估值分析				
成本	299,673	1,028,626	841	1,329,140
估值 — 一九九零年	9,195	—	—	9,195
	308,868	1,028,626	841	1,338,335

4. 應收款項

本集團給予其貿易客戶的平均信用期限為七日至九十日，應收款項按到期日之賬齡分析如下：

	（未經審核） 二零零七年六月三十日		（經審核） 二零零六年十二月三十一日	
	結餘 港幣千元	百分比 %	結餘 港幣千元	百分比 %
零至三十日	**212,361**	**81.3**	190,835	66.9
三十一日至六十日	**14,631**	**5.6**	49,473	17.3
六十一日至九十日	**23,793**	**9.1**	31,811	11.1
多於九十日	**10,423**	**4.0**	13,223	4.7
總額	**261,208**	**100.0**	285,342	100.0
減：累積減值虧損	**(2,751)**		(3,571)	
	258,457		281,771	

財務報表附註

1. 編製基準及會計政策

本集團之未經審核綜合中期財務報表摘要（「中期財務報表」）乃根據香港會計師公會頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。

此中期財務報表應與二零零六年全年財務報表一併閱讀。

編製此中期財務報表摘要所採用之會計政策及計算方法與編製截至二零零六年十二月三十一日止年度之全年財務報表所採用者一致。

截至二零零六年六月三十日止六個月之收益表之若干比較數字已重新分類以符合本期間之呈列。該重新分類對本集團截至二零零六年六月三十日止六個月之業績並無任何影響。

香港會計師公會已頒佈多項新準則、準則之修訂及詮釋，於二零零七年一月一日或以後開始之會計期間生效。本集團已評估此等準則、修訂及詮釋，認為其對此中期財務報表並無重大影響。

2. 分部資料

本公司於本期間為投資控股公司。本集團之主要業務包括出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及電子刊物、物業投資、錄像及影片後期製作以及音樂出版。

本集團業務大部分均以香港為基地，而本集團根據主要業務劃分之收益及對經營盈利之貢獻之分析如下：

	（未經審核）收益 截至六月三十日止六個月		**（未經審核）對經營盈利之貢獻 截至六月三十日止六個月**	
	二零零七年 港幣千元	二零零六年 港幣千元	**二零零七年 港幣千元**	二零零六年 港幣千元（經重列）
報章、雜誌及其他刊物	**613,270**	561,099	**210,208**	174,320
投資物業	**8,921**	8,692	**6,754**	6,346
錄像及影片後期製作	**9,393**	10,278	**128**	(1,434)
音樂出版	**1,276**	3,098	**774**	1,048
總計	**632,860**	583,167	**217,864**	180,280

綜合現金流量表摘要

	(未經審核) 截至六月三十日止六個月 二零零七年 港幣千元	二零零六年 港幣千元
營運產生的淨現金	**226,969**	191,314
已付香港利得稅	**(66,724)**	(49,865)
已付海外稅項	**(264)**	—
營運活動產生的淨現金	**159,981**	141,449
投資活動所用之淨現金	**(3,417)**	(3,557)
未計融資活動之淨現金流入	**156,564**	137,892
融資活動之現金流量		
已付股息	**(202,923)**	(156,095)
已付利息	**(829)**	(1,760)
融資活動所用淨現金	**(203,752)**	(157,855)
現金及現金等值之淨減少	**(47,188)**	(19,963)
於一月一日之現金及現金等值	**242,371**	174,736
於六月三十日之現金及現金等值	**195,183**	154,773

綜合權益變動表摘要
截至二零零七年六月三十日止六個月

	(未經審核) 股東應佔 股本及 股份溢價 港幣千元	繳入盈餘 港幣千元	投資 重估儲備 港幣千元	資產 重估儲備 港幣千元	匯兌儲備 港幣千元	保留盈利 港幣千元	股東 資金總額 港幣千元	少數 股東權益 港幣千元	權益總額 港幣千元
於二零零六年一月一日結餘	197,066	865,672	93,216	3,624	(35,938)	596,864	1,720,504	10,406	1,730,910
可供出售之金融資產									
一計入權益之公平值收益	—	—	24,716	—	—	—	24,716	—	24,716
綜合賬目時產生之匯兌差額	—	—	—	—	3,189	—	3,189	22	3,211
直接於權益中確認之淨收入	—	—	24,716	—	3,189	—	27,905	22	27,927
期內盈利	—	—	—	—	—	146,530	146,530	4,065	150,595
期內已確認之收入總額	—	—	24,716	—	3,189	146,530	174,435	4,087	178,522
股息	—	—	—	—	—	(156,095)	(156,095)	—	(156,095)
於二零零六年六月三十日結餘	197,066	865,672	117,932	3,624	(32,749)	587,299	1,738,844	14,493	1,753,337
於二零零七年一月一日結餘	**197,066**	**865,672**	**159,802**	**3,624**	**(29,105)**	**685,696**	**1,882,755**	**11,832**	**1,894,587**
可供出售之金融資產									
一計入權益之公平值收益	—	—	**19**	—	—	—	**19**	—	**19**
一於出售時轉入損益	—	—	**(1,218)**	—	—	—	**(1,218)**	—	**(1,218)**
綜合賬目時產生之匯兌差額	—	—	—	—	**5,976**	—	**5,976**	**(144)**	**5,832**
直接於權益中確認之淨收入	—	—	**(1,199)**	—	**5,976**	—	**4,777**	**(144)**	**4,633**
期內盈利	—	—	—	—	—	**175,000**	**175,000**	**7,260**	**182,260**
期內已確認之收入總額	—	—	**(1,199)**	—	**5,976**	**175,000**	**179,777**	**7,116**	**186,893**
股息	—	—	—	—	—	**(202,923)**	**(202,923)**	—	**(202,923)**
於二零零七年六月三十日結餘	**197,066**	**865,672**	**158,603**	**3,624**	**(23,129)**	**657,773**	**1,859,609**	**18,948**	**1,878,557**

綜合收益表摘要

	附註	(未經審核) 截至六月三十日止六個月 二零零七年 港幣千元	 二零零六年 港幣千元 (經重列)
收益	2	**632,860**	583,167
其他收入		**2,091**	2,150
員工成本		**(191,001)**	(180,594)
生產原料成本		**(88,271)**	(86,040)
租金及設施		**(21,541)**	(16,920)
折舊及攤銷		**(29,149)**	(32,434)
廣告及宣傳		**(16,821)**	(16,015)
其他經營開支		**(71,674)**	(73,034)
出售可供出售之金融資產收益		**1,370**	—
經營盈利		**217,864**	180,280
淨利息收入	8	**3,163**	622
應佔聯營公司盈利		**943**	2,895
除所得税前盈利		**221,970**	183,797
所得税開支	9	**(39,710)**	(33,202)
期內盈利		**182,260**	150,595
應佔盈利：			
股東		**175,000**	146,530
少數股東權益		**7,260**	4,065
		182,260	150,595
股息			
擬派中期股息每股8港仙 (二零零六年：每股6港仙)	10	**124,876**	93,657
每股盈利			
基本及攤薄	11	**11.21港仙**	9.39港仙

中期業績

SCMP集團有限公司（「本公司」）董事會欣然宣佈本公司及其集團公司（「本集團」）截至二零零七年六月三十日止六個月未經審核之中期業績如下：

綜合資產負債表摘要

	附註	（未經審核） **二零零七年 六月三十日 港幣千元**	（經審核） 二零零六年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備	3	**552,510**	566,953
投資物業		**773,800**	773,800
土地租金		**32,099**	32,609
無形資產		**33,024**	34,920
聯營公司之權益		**58,005**	53,169
可供出售之金融資產		**207,596**	208,516
界定利益計劃之資產		**43,709**	39,611
		1,700,743	1,709,578
流動資產			
存貨		**26,977**	29,252
應收款項	4	**258,457**	281,771
預付費用、按金及其他應收賬款		**14,924**	17,028
現金及銀行結餘		**212,300**	255,306
		512,658	583,357
總資產		**2,213,401**	2,292,935
權益			
資本及儲備			
股本	5	**156,095**	156,095
儲備		**1,578,638**	1,523,737
擬派股息		**124,876**	202,923
		1,703,514	1,726,660
股東資金		**1,859,609**	1,882,755
少數股東權益		**18,948**	11,832
權益總額		**1,878,557**	1,894,587
負債			
非流動負債			
無抵押長期銀行貸款		**17,000**	17,000
遞延所得稅負債		**109,422**	111,833
		126,422	128,833
流動負債			
應付款項及應計負債	6	**114,031**	149,881
預收訂閱費		**18,408**	23,037
現期所得稅負債		**56,806**	81,672
無抵押短期銀行貸款		**2,060**	1,990
有抵押銀行透支		**17,117**	12,935
		208,422	269,515
總負債		**334,844**	398,348
總權益及負債		**2,213,401**	2,292,935
流動資產淨值		**304,236**	313,842
總資產減流動負債		**2,004,979**	2,023,420

中 期 報 告

SCMP集團有限公司

END